                                GRAUBARD MILLER
                             THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                        DIRECT DIAL:
(212) 818-8881                                                   (212) 818-8638

                                   May 9, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

               Re: Ascend Acquisition Corp.
                   Registration Statement on Form S-1 ("Registration Statement")
                   Amendment 1 Filed March 13, 2006
                   File No. 333-131529
                   -------------------

Dear Mr. Reynolds:

     On behalf of Ascend Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letters, dated May 5, 2006, May 8, 2006 and May
9, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the
Registration Statement ("Amendment No. 2"), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to John
Zitko.

     Please note that for the Staff's convenience, we have recited each of the
Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

MAY 5, 2006 COMMENT LETTER
--------------------------

1.   WE REISSUE COMMENT SEVEN FROM OUR LETTER OF APRIL 18, 2006. WE NOTE YOUR
     REVISED DISCLOSURE THAT "WE VIEW THIS OBLIGATION TO DISSOLVE AND LIQUIDATE
     AS AN OBLIGATION TO OUR STOCKHOLDERS AND WILL NOT TAKE ANY ACTION TO AMEND
     OR WAIVE ANY PROVISION OF OUR CERTIFICATE OF INCORPORATION TO ALLOW US TO
     SURVIVE FOR A LONGER PERIOD OF TIME IF IT DOES

Mr. John Reynolds
May 9, 2006

     NOT APPEAR WE WILL BE ABLE TO CONSUMMATE A BUSINESS COMBINATION WITHIN THE
     FOREGOING TIME PERIODS."

     HOWEVER, IF TRUE, PLEASE EXPAND TO CLARIFY THAT THE COMPANY VIEWS THE
     PROHIBITION ON AMENDMENT CONTAINED IN THE FIRST SENTENCE OF SUCH ARTICLE
     (RELATING TO ALL OF THE OBLIGATIONS REPRESENTED BY PROVISIONS A THROUGH E
     IN ARTICLE SIXTH, NOT ONLY PROVISION C) AS AN OBLIGATION TO ITS
     SHAREHOLDERS AND THAT IT WILL NOT TAKE ANY ACTIONS TO WAIVE OR AMEND SUCH
     OBLIGATION.

     We have revised the Registration Statement, where appropriate, as requested.

MAY 8, 2006 COMMENT LETTER
--------------------------

1.   WE NOTE THE FOLLOWING DISCLOSURE CONTAINED ON PAGE 11: "IF WE LIQUIDATE
     BEFORE THE COMPLETION OF A BUSINESS COMBINATION AND DISTRIBUTE THE PROCEEDS
     HELD IN TRUST TO OUR PUBLIC STOCKHOLDERS, DON K. RICE, OUR CHAIRMAN OF THE
     BOARD, CHIEF EXECUTIVE OFFICER, PRESIDENT AND TREASURER, HAS AGREED THAT HE
     WILL BE PERSONALLY LIABLE TO ENSURE THAT THE PROCEEDS IN THE TRUST ACCOUNT
     ARE NOT REDUCED BY THE CLAIMS OF TARGET BUSINESSES OR CLAIMS OF VENDORS OR
     OTHER ENTITIES THAT ARE OWED MONEY BY US FOR SERVICES RENDERED OR
     CONTRACTED FOR OR PRODUCTS SOLD TO US. HOWEVER, WE CANNOT ASSURE YOU THAT
     HE WILL BE ABLE TO SATISFY THOSE OBLIGATIONS. FURTHERMORE, EVEN AFTER OUR
     LIQUIDATION (INCLUDING THE DISTRIBUTION OF THE FUNDS HELD IN THE TRUST
     ACCOUNT), UNDER THE DELAWARE GENERAL CORPORATION LAW, STOCKHOLDERS MAY BE
     HELD LIABLE FOR CLAIMS BY THIRD PARTIES AGAINST A CORPORATION TO THE EXTENT
     OF DISTRIBUTIONS RECEIVED BY THEM IN A DISSOLUTION."

     PLEASE DISCLOSE THE CIRCUMSTANCES UNDER WHICH STOCKHOLDERS MAY BE HELD
     LIABLE, INCLUDE A REFERENCE TO THE SPECIFIC PROVISION(S) OF THE DELAWARE
     GENERAL CORPORATION LAW AT ISSUE AND SUPPLEMENTALLY PROVIDE THE STAFF WITH
     COPIES THEREOF. WE MAY HAVE FURTHER COMMENT.

     We have revised the Registration Statement, where appropriate, as requested.

MAY 9, 2006 COMMENT LETTER
--------------------------

1.   WE NOTE THE STATEMENT ON PAGE 11 THAT "UNDER THE DELAWARE GENERAL
     CORPORATION LAW, STOCKHOLDERS MAY BE HELD LIABLE FOR CLAIMS BY THIRD
     PARTIES AGAINST A CORPORATION TO THE EXTENT OF DISTRIBUTIONS RECEIVED BY
     THEM IN A DISSOLUTION." FURTHER, WE NOTE THE REQUIREMENTS IN SECTION 281(B)
     OF DELAWARE GENERAL CORPORATION LAW THAT A DISSOLVED CORPORATION WHICH HAS
     NOT FOLLOWED THE PROCEDURES IN SECTION 280 SHALL ADOPT A PLAN OF
     DISTRIBUTION TO WHICH THE DISSOLVED CORPORATION "(I) SHALL PAY OR MAKE
     REASONABLE PROVISION TO PAY ALL CLAIMS AND OBLIGATIONS...(II) SHALL MAKE
     SUCH PROVISION AS WILL BE REASONABLY LIKELY TO BE SUFFICIENT TO PROVIDE
     COMPENSATION FOR ANY CLAIM AGAINST THE CORPORATION WHICH IS THE SUBJECT OF
     A PENDING ACTION, SUIT OR PROCEEDING TO WHICH THE CORPORATION IS A PARTY
     AND (III) SHALL MAKE SUCH PROVISION AS WILL BE REASONABLY LIKELY TO

Mr. John Reynolds
May 9, 2006

     BE SUFFICIENT TO PROVIDE COMPENSATION FOR CLAIMS THAT HAVE NOT BEEN MADE
     KNOWN TO THE CORPORATION..., ARE LIKELY TO ARISE OR TO BECOME KNOWN TO THE
     CORPORATION....WITHIN 10 YEARS AFTER THE DATE OF DISSOLUTION."

     PLEASE PROVIDE US WITH A LEGAL ANALYSIS AS TO HOW THE COMPANY WILL COMPLY
     WITH SECTION 281(B) AND DISCLOSE IN THE PROSPECTUS THE PROCEDURES THAT THE
     COMPANY WILL UNDERTAKE TO COMPLY. ALSO, REVISE THE DISCLOSURE THROUGHOUT
     THE PROSPECTUS TO INCLUDE THE EFFECT THAT THIS PROVISION WILL HAVE UPON THE
     STOCKHOLDERS' RIGHTS TO RECEIVE THEIR PORTION OF THE TRUST IN THE EVENT OF
     LIQUIDATION. IN ADDITION, PLEASE INCLUDE A DISCUSSION AS TO HOW THE FUNDS
     HELD IN TRUST COULD BE SUBJECT TO A BANKRUPTCY PROCEEDING BY THE COMPANY.

     Section 281(b) of the Delaware General Corporation Law provides that a company must adopt a plan of distribution pursuant to which such company (i)
shall pay or make reasonable provision to pay all claims and obligations "known to the corporation," (ii) shall make such provision for all claims and obligations subject to any pending action, suit or proceeding and (iii) shall make such provision "as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation or that have not arisen but that, based on facts known to the corporation or successor
                          ----------------------------------------------------
entity (emphasis added), are likely to arise or to become known to the
------
corporation or successor entity within 10 years after the date of dissolution."

     At the time of the Company's dissolution, the Company would be able to make a determination, based on facts then known to the Company, as to what claims exist, are pending or may be potentially brought against the Company within the subsequent 10 years. However, because the Company is a blank check company, rather than an operating company, and its only operations will be to search for prospective target businesses to acquire, the only likely claims to arise would be from the Company's vendors (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As indicated in Section 8.3(b) of the form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, the Company will covenant that:

     "it will not commence its due diligence investigation of any operating business which the Company seeks to acquire ("Target Business") or obtain the services of any vendor unless and until such Target Business or vendor acknowledges in writing, whether through a letter of intent, memorandum of understanding or other similar document (and subsequently acknowledges the same in any definitive document replacing any of the foregoing), that (a)
     it has read the Prospectus and understands that the Company has established the Trust Fund, initially in an amount of $33,488,002, for the benefit of the public stockholders and that the Company may disburse monies from the
     Trust Fund only (i) to the public stockholders in the event they elect to convert their IPO Shares (as defined below in Section 8.8), (ii) to the public stockholders upon the liquidation of the Company if the Company fails to consummate a Business Combination or (iii) to the Company after, or concurrently with, the consummation of a Business Combination and (b)
     for and in consideration of the Company (1) agreeing to evaluate such
     Target Business for purposes of consummating a Business Combination with it or (2) agreeing

Mr. John Reynolds
May 9, 2006

     to engage the services of the vendor, as the case may be, such Target
     Business or vendor agrees that it does not have any Claim in or to any monies in the Trust Fund and waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not seek recourse against the Trust Fund for any reason whatsoever."

As a result of the foregoing obligation on the Company's part, the claims that could be made against the Corporation are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. Moreover, because the Company is obligated to obtain the waiver letters described above, the funds held in trust would be excluded from the claims of any creditors in connection with a bankruptcy proceeding. We have revised the disclosure in the Registration Statement, where appropriate, to indicate the foregoing.

2.   WE NOTE THE DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT THAT THE
     INITIAL PER SHARE LIQUIDATION PRICE FOR SHAREHOLDERS WILL BE $5.58, OR 93%,
     OF THE PER UNIT IPO PRICE OF $6.00. PLEASE EXPAND AND CLARIFY WHY YOU
     BELIEVE IT IS APPROPRIATE TO DISCLOSE SUCH AMOUNT IN LIGHT OF THE LACK OF
     ASSURANCE THAT MR. RICE WILL BE ABLE TO SATISFY HIS INDEMNIFICATION
     OBLIGATIONS, AS IS ALSO DISCLOSED.

     As discussed above, because the Company is obligated to obtain waiver letters from all target businesses and vendors relating to the funds held in trust, the likelihood of Mr. Rice having to indemnify the trust is minimal. We have revised the disclosure in the Registration Statement, where appropriate, to clarify that because of such waiver letters, we believe it is appropriate to indicate the initial per share liquidation price for shareholders will be $5.58 per unit.

3.   PLEASE DISCLOSE ALL STEPS THE COMPANY HAS TAKEN TO CONFIRM THAT MR. RICE
     HAS FUNDS SUFFICIENT TO SATISFY HIS OBLIGATIONS WITH RESPECT TO ENSURING
     THE TRUST ACCOUNT IS NOT DEPLETED.

     Supplementally, the Company and underwriters have questioned Mr. Rice on his net worth and ability to indemnify claims against the trust. Based on the
Company's obligations to obtain the waiver letters described above, the Company and underwriters feel comfortable in Mr. Rice's ability to satisfy his indemnification obligations. Notwithstanding the foregoing, we indicate in the risk factors and elsewhere in the Registration Statement that there is no assurance that Mr. Rice will be able to satisfy such obligations.

Mr. John Reynolds
May 9, 2006

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                        Very truly yours,

                                                        /s/ Jeffrey M. Gallant

                                                        Jeffrey M. Gallant

cc: Don K. Rice
    David M. Nussbaum
    Steven Levine
    Paul D. Broude, Esq.